9701 Wilshire Blvd., Suite 1100 Beverly Hills, CA 90212 T 310-274-2036 F 310-271-2632 E info@CardoMedical.com

September 9, 2010

VIA EDGAR

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re: Cardo Medical, Inc.
         Form 10-K for the fiscal year ended December 31, 2009
         Filed March 31, 2010

Dear Mr. Cascio,

This letter is in response to the Staff's comment letter dated August 25, 2010, regarding the above-referenced Form 10-K for Cardo Medical, Inc. (the "Company", "Cardo", "we", "us" or "our"). Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

For 10-K for the fiscal year ended December 31, 2009

1. We note your response to prior comment 1. Please tell us how you determined that the family members and business associates of Dr. Brooks mentioned in your response are affiliates of the company as that term is defined in Rule 12b-2. In this regard, it is not clear what impact the lock-up agreements mentioned in your response would have on your calculation, given that it appears the securities each person or class of persons you mention is voting common equity. Cite all authority on which you rely. Also, we note from your response that you applied the same market value calculation when you filed your Form 10-K. To the extent that these shareholders are appropriately determined to be your affiliates, please tell us how you determined that you continued to be eligible to use Form S-3 at the time you filed that Form S-3 or when you filed your Form 10-K.

Because the measurement date used for determining smaller reporting company status (June 30, 2009) differs from the dates used to determine public float for Form S-3 eligibility purposes, the Company was eligible to report as a smaller reporting company for purposes of the Form 10-K, and also eligible to use Form S-3 at the time of filing the registration statement and at the time of our Section 10(a)(3) update.

We filed our Registration Statement on Form S-3 on February 8, 2010. In accordance with the instruction to Section I.B.1. of the General Instructions of Form S-3 and Question 116.06 of the Compliance and Disclosure Interpretations relating to Securities Act Forms, in calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates, we selected the closing price of our common stock as of a date (December 21, 2009) within 60 days prior to February 8, 2010, the date of filing the Form S-3, and multiplied that by the number of shares of common stock outstanding held by non-affiliates as of February 8, 2010. Please see the calculation below:

Total shares issued and outstanding as of February 8, 2010	230,293,141
Less: Dr. Andrew Brooks	61,823,189
Michael Kvitnitsky	28,916,654
Derrick Romine	677,941
Frost Gamma Investments Trust	33,250,911
Thomas Morgan	7,855,616
Ronald Richards	667,205
Subbarao Uppaluri	396,592
Steven Rubin	102,821
Aggregate family/business associates	17,358,062

Total non-affiliate shares	79,244,150
Closing share price on December 21, 2009	$1.80

Aggregate market value of common equity
held by non-affiliates	$142,639,470

In accordance with Question 116.07 of the Compliance and Disclosure Interpretations relating to Securities Act Forms, we reassessed our Form S-3 eligibility in connection with the filing of our Form 10-K on March 31, 2010 which constituted a Section 10(a)(3) update of our shelf registration statement. Consistent with this interpretation, in calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates, we selected the closing price of our common stock as of a date (February 10, 2010) within 60 days prior to March 31, 2010, the date of filing the Form 10-K, and multiplied that by the number of shares of common stock outstanding held by non-affiliates as of March 31, 2010. Please see the calculation below:

Total shares issued and outstanding as of March 31, 2010	230,293,141
Less: Dr. Andrew Brooks	61,823,189
Michael Kvitnitsky	28,916,654
Derrick Romine	677,941
Frost Gamma Investments Trust	33,250,911
Thomas Morgan	7,855,616
Ronald Richards	667,205
Subbarao Uppaluri	396,592
Steven Rubin	102,821
Aggregate family/business associates	17,358,062

Total non-affiliate shares	79,244,150
Closing share price on February 10, 2010	$0.96

Aggregate market value of common equity
held by non-affiliates	$76,074,384

In contrast, as provided in our response, dated August 12, 2010, to Comment #1, the aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2009 was below $75 million. The calculation as of the last business day of the registrant's most recently completed second fiscal quarter is required by the facing sheet of Form 10-K as it relates to the determination of whether the registrant meets the definition of "large accelerated filer," "accelerated filer" or "smaller reporting company" in accordance with Rule 12b-2 of the Exchange Act and is not determinative of whether the registrant remains S-3 eligible in accordance with the look-back provisions discussed above.

As discussed with the Staff on August 30, 2010 and as set forth in our response, dated August 12, 2010, to Comment #1, the Company has consistently applied the same methodology and approach in determining to exclude shares held by family members and business associates of Dr. Andrew Brooks (our Chairman and Chief Executive Officer) from the calculation of the aggregate market value of our common stock held by non-affiliates. The determination of affiliate status under Rule 12b-2 of the Exchange Act and Rules 144 and 145(d) of the Securities Act is not a bright-line test and instead requires a factual assessment as acknowledged by the SEC in numerous no-action letters. Additionally, the note to the facing sheet of Form 10-K also recognizes that a company may calculate the aggregate market value of the common stock held by non-affiliates on the basis of assumptions reasonable under the circumstances. As a result, we excluded shares held by our officers, directors, and 5% or greater stockholders as well as shares held by family members and business associates of Dr. Andrew Brooks (our Chairman and Chief Executive Officer), which shares were acquired in connection with our initial merger transaction or in our June 30, 2009 private placement, and which stockholders each delivered a two-year lock-up agreement with respect to these shares. We viewed these shares as not in the public float for at least the term of the lock-up agreements (which expired on August 29, 2010). Additionally, we made the reasonable assumption under the circumstances that the shares held by family members and business associates of Dr. Andrew Brooks should be deemed to be indirectly controlled by or under common control with Dr. Andrew Brooks. Consequently, we believe we have taken the more conservative approach to the calculation of the aggregate market value of the common stock held by non-affiliates and we have been consistent in applying this methodology and approach.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Liquidity and Capital Resources, page 41

2. We reference your response to prior comment 4 that your finished goods products have a shelf life ranging from 8 to 10 years and that your base-level inventories are projected to be consumed between the 1st quarter to the 4th quarter of 2011. Please tell us what you mean by base-level inventories and if there is some inventory that will not be consumed in the next twelve months. In this regard, tell us how you considered that a portion of your inventory should be recorded as long-term in your balance sheet.

In an orthopedic implant operation, the surgeon does not know the exact size of the implant needed for the patient prior to physically incising the area and making a visual assessment. As a result, it is necessary for our representative to have on-hand all possible sizes and configurations for each surgery. Further, our representative must have on-hand a second set of implants so that a replacement item is immediately available in the event the initially selected implant somehow becomes exposed to a non-sterile environment. As such, base-level inventory consists of a minimum of two complete sets of all possible inventory components for a single surgery.

In addition, replacement inventory must be in sufficient quantity to avoid delays in the scheduling of surgeries. In "min-max" inventory parlance, base-level inventory would be considered the "min" or minimum necessary to conduct orderly business. We only manufacture replacement inventory when the individual sizes of components become depleted, approaching the base-level.

When we make decisions about what quantities to manufacture, we use our sales forecasts, as well as historical trends for each particular size and configuration to determine what quantities will be adequate to keep inventory above the base-level and to expedite implant replenishment. We do not manufacture inventory unless we expect to sell it within the next twelve months; however, due to the variability of demand for any particular size or component, it is possible that a particular implant may not be used during the year after manufacture.

While it is not possible to know exactly when and how much of a particular size or component will be used, at each balance sheet date we perform an assessment of slow moving, excess and obsolete inventory based on historic trends and sales projections. Such assessment is performed at the individual part number level, so each component and size is assessed separately. We also perform it on the inventory overall. Such assessments have consistently shown that the inventory overall is not impaired, and it will sell within one year. On the part-by-part level, though, we find that sometimes we have inventory on hand that exceeds the historical annual sales level for that part, although it does not exceed expected sales for the next twelve months.

Our assessment considers each inventory part number as a whole, which includes work-in-progress ("WIP"). Due to our multi-step manufacturing process, WIP is a significant portion of our inventory balances. Part of the decision regarding when to begin manufacturing replacements is based on the need for sufficient time for the manufacturing process. This process can take as few as 12 weeks and as many as 18 weeks depending on vendor capacity and backlog. If our inventory assessment only contemplated finished goods the projected consumption periods would be accelerated and all such inventories would be consumed within twelve months of the balance sheet date.

Accounting Standards Codification ("ASC") 210-10, Balance Sheet, provides a broad definition of current assets as "resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business." However, ASC 210-10-45-1 states that "Current assets generally include all of the following: .b. Inventories of merchandise, raw materials, goods in process, finished goods, operating supplies, and ordinary maintenance material and parts." We note that within this section, a distinction is made regarding certain of the items such as receivables from employees and prepaid expenses such that these items would be bifurcated if they extended beyond a year; however, no such distinction is made for inventory.

We also note that while we do not present our financial statements in accordance with International Financial Reporting Standards ("IFRS"), International Accounting Standard 1, Presentation of Financial Statements, (Para. 59) states that "assets and liabilities that are part of the normal operating cycle (e.g., inventories and trade receivables and trade payables) are classified as current assets and current liabilities even when they are expected to be realized or settled more than one year after the balance-sheet date." In light of the expected convergence of U.S. GAAP with IFRS, occasionally we also look to IFRS when there is ambiguity in U.S. GAAP.

Regulation S-X, Rule 502, item 6 "Inventories." also makes no distinction between current and non-current inventory. And in fact, if we were to bifurcate the inventory, the disclosure required by Rule 502 might prove confusing as the footnote disclosure would not agree to the current or non-current inventory captions on the face of the balance sheet.

Finally, we noted that we made the decision to manufacture the parts based on expected usage at that time, and we believe that over time, that usage estimate will be accurate. In other words, in a particular period usage of Part A might be greater than expected, and Part B might be less than expected. However in the subsequent period, usage trends will likely reverse to get us to our historical averages.

But the most important consideration was whether a bifurcated presentation would provide decision usefulness to the users of the financial statements. And using this standard, together with the fact patterns and technical references above, we concluded it was not appropriate to bifurcate a small portion of certain sizes of certain parts of inventory to non-current.

The above notwithstanding, going forward, we will continue to assess the need to reclassify such inventory to non-current, particularly if the amounts involved become significant.

In connection with responding to the Commission's comments, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments. If you have any questions, please call me at (310) 274-2036.

Sincerely,

/s/ Derrick Romine

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.